WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

September 16, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed June 12, 2013
File No. 001-16139

Dear Mr. Gilmore:

We acknowledge receipt of your letter dated September 4, 2013 regarding the SEC staff’s review of Wipro Limited’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013. In order to provide a thorough response, we respectfully request additional time to review and respond to the comments in your letter. Accordingly, we anticipate providing our response to you no later than September 27, 2013.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

WIPRO LIMITED

/s/ Suresh C. Senapaty

Suresh C. Senapaty

Chief Financial Officer and Director